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ALLOCATION OF
ASSETS TO ADVISORS

              FEB 1      JAN 1
              2000       2000
              -----      -----
Beacon
                4%         4%
Bridgewater
               32%        33%
Grinham
               25%        25%
Sunrise
               18%        17%
Transtrend
               21%        21%

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KENMAR GLOBAL TRUST
JANUARY 2000 SUMMARY



February 14, 2000

With a new line-up of core and non-core traders, Kenmar Global Trust ("KGT") ended January up 0.6% reflecting profitable positions in currencies, energy markets and global stock indices, even as U.S. equity markets declined in the period. These gains offset declines chiefly in grains. As of January 31, 2000, the Net Asset Value per Unit was $100.14, net of fees and expenses.

As explained in our letter last month, while the majority of the original portfolio's traders were long-term trend followers, approximately 60% of KGT's assets are now allocated to a mix of fundamental (non-technical) and short-term trend followers. We believe these recent changes in KGT offer the potential for a more consistent level of returns with lower risk.

MARKET OVERVIEW

Global stockmarkets lurched into the new millenium as investors periodically tested the brakes on the furiously rising New Economy stocks. Strong economic momentum in the U.S. improved the odds of another interest rate hike in February, raised the possibility of additional increases in the new year, and added to the unusual degree of volatillity in financial markets. Elsewhere, the euro lost it tenous grip above parity with the U.S. dollar, also slipping to a new low against the British pound. In the commodity markets, continuing worries about U.S. inventories and a deep freeze in the Northeast sent heating oil prices soaring and crude oil prices to a nine-year high.

FUND PERFORMANCE

The Funds's largest gains were generated in the currency markets, particulary in the Swiss franc and Japanese yen. The latter languished against the U.S. dollar for much of the month on disappointing retail sales data out of Japan and Bank of Japan intervention in the currency markets. These gains offset declines in the sagging euro as well as in the Australian dollar, which dropped 4% against the U.S. dollar at month-end on diminished expectations for a rate hike by Australia's central bank. Meanwhile, positions in European and U.S. stock indices generated gains, offsetting declines in most Pacific rim inidces. Elsewhere, energy prices soared amid increased demand and continuing concerns about supply, gains in crude oil and heating oil offset declines in natural gas. Except for soybean meal and red beans, positions in all gains traded were unprofitable.

We expect to mail the 1999 K-1s during the first week of March.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,





Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust



PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST
                          Unaudited Account Statement
                     For the Month Ending January 31, 2000




                           STATEMENT OF INCOME(LOSS)
                           ------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                           ($161,096.53)
Change in Unrealized Gain/(Loss)                        $469,810.70
Gain/(Loss) on Other Investments                             690.09
Brokerage Commission                                   ($208,792.44)
                                                        -----------
Total Trading Income                                    $100,611.82

EXPENSES
Audit Fees                                                    $0.00
Administrative and Legal Fees                            $18,263.57
Management Fees                                               $0.00
Incentive Fees                                           $57,202.04
Other Expenses                                                $0.00
                                                        -----------
Total Expenses                                           $75,465.61

INTEREST INCOME                                         $103,219.73

NET INCOME(LOSS) FROM THE PERIOD                        $128,365.94
                                                        ===========

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month       $22,777,352.86
Addition                 $   702,600.00
Withdrawal              ($   580,469.69)
Net Income/(Loss)        $   128,365.94
                         --------------
Month End                $23,027,849.10

Month End NAV Per Unit          $100.14

Monthly Rate of Return             0.56%
Year to Date Rate of Return        0.56%


            To the best of our knowledge and belief, the information
                         above is accurate and complete:


Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust